 v
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. ____)*

Under the Securities Exchange Act of 1934

Max Sound Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

57776X109
(CUSIP Number)

Brian Robert Nord ICG USA, LLC 425 North Martingale Road Schaumburg, IL 60173 847-278-0333
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

Copies to:
Kevin C. Timken
Kruse Landa Maycock & Ricks, LLC
136 East South Temple, Suite 2100
Salt Lake City, UT 84111
(801) 531-7090

September 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57776X109
1	Names of Reporting Persons. ICG USA, LLC I.R.S. IDENTIFICATION Nos. of above persons (entities only) 43-3069613
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization DE, USA
	7	Sole Voting Power 4,460,220
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 4,460,220
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,460,220
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 1.46%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 57776X109
1	Names of Reporting Persons. Venture Champion Asia, Ltd. I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization British Virgin Islands
	7	Sole Voting Power 20,000,000
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 20,000,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 6.55%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 57776X109
1	Names of Reporting Persons. Brian Robert Nord I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 277,308
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 277,308
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 277,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 0.09%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57776X109
1	Names of Reporting Persons. Carrie Dawn Nord I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 10,000
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 10,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) >0.01%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57776X109
1	Names of Reporting Persons. Larry Russell Jr. I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 20,000
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 20,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) >0.01%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

Common stock of Max Sound Corporation (the “Issuer”), par value $0.0001.

Item 2. Identity and Background

(a)
This Schedule 13D is filed by ICG USA, LLC, a Delaware limited liability company, Venture Champion Asia, Ltd., a British Virgin Islands corporation, Brian Robert Nord, a United States citizen who serves as Chairman and CEO of ICG USA, LLC; Carrie Dawn Nord, a United States citizen and the spouse of Brian Robert Nord; and Larry Russell Jr., a United States citizen and the Managing Partner of ICG USA, LLC.  Venture Champion Asia, Ltd., is owned by Isaac Lee, a citizen of the People’s Republic of China, and International Capital Group Global, Ltd, a British Virgin Islands Partnership (which itself is owned and controlled by Brian Robert Nord and Larry Russell Jr., and is the parent company of ICG USA, LLC).

(b)
The principal business address of ICG USA, LLC, Brian Robert Nord, Carrie Dawn Nord, and Larry Russell Jr. is 425 North Martingale Road, Schaumburg, IL 60173; the principal business address of Venture Champion Asia, Ltd., is Trident Chambers, Wickhams Cay, PO Box 146, Road Town, Tortola, BVI; the principal business address of International Capital Group Global, Ltd, is 425 North Martingale Road, Schaumburg, IL 60173 and the principal business address of Isaac Lee is Unit 2002, 20th Floor, Farimont House, No. 8, Cotton Tree Drive, Central, Hong Kong.

(c)
The principal business of ICG USA, LLC, Venture Champion Asia, Ltd., and International Capital Group Global, Ltd., is to invest in securities.  The principal occupations of Brian Robert Nord and Larry Russell, Jr., are to serve as the Chairman/CEO and Managing Partner, respectively, of ICG USA, LLC.  Carrie Dawn Nord is a homemaker.  The principal occupation of Isaac Lee is Senior Vice President of International Capital Group Asia Limited.

(d)	None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the reporting persons, during the last five years, has been a party to any civil proceeding requiring disclosure under this item.

(f)	The citizenship or place of organization of each reporting person is identified in 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration

ICG USA, LLC, and Venture Champion Asia, Ltd., used their working capital to acquire the securities.  Brian Robert Nord, Carrie Dawn Nord, and Larry Russell Jr., each used personal funds to acquire the securities.

Item 4. Purpose of Transaction

The shares were acquired for investment.  None of the reporting person has any plans or proposals of the type required to be reported in this Item 4.

Item 5. Interest in Securities of the Issuer

ICG USA, LLC, holds the sole voting and dispositive power over 4,460,220 shares of the Issuer’s common stock, which represents approximately 1.46% of the Issuer’s issued and outstanding shares, based upon the 305,335,938 shares of common stock reported issued and outstanding as of August 12, 2013, on the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2013.

Venture Champion Asia, Ltd., holds the sole voting and dispositive power over 20,000,000 shares of the Issuer’s common stock, which represents approximately 6.55% of the Issuer’s issued and outstanding shares, based upon the 305,335,938 shares of common stock reported issued and outstanding as of August 12, 2013, on the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2013.

Brian Robert Nord holds the sole voting and dispositive power over 277,308 shares of the Issuer’s common stock, which represents approximately 0.09% of the Issuer’s issued and outstanding shares, based upon the 305,335,938 shares of common stock reported issued and outstanding as of August 12, 2013, on the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2013.

Carrie Dawn Nord holds the sole voting and dispositive power over 10,000 shares of the Issuer’s common stock, which represents less than 0.01% of the Issuer’s issued and outstanding shares, based upon the 305,335,938 shares of common stock reported issued and outstanding as of August 12, 2013, on the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2013.

Larry Russell Jr. holds the sole voting and dispositive power over 20,000 shares of the Issuer’s common stock, which represents less than 0.01% of the Issuer’s issued and outstanding shares, based upon the 305,335,938 shares of common stock reported issued and outstanding as of August 12, 2013, on the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2013.

Within the past 60 days, the only transaction effected by any of the reporting persons was a purchase by Venture Champion Asia, Ltd., of 10,000,000 shares of common stock from Hong Kong Opportunities LLC, a Florida limited liability company, for a purchase price of $1.0 million, or $0.10 per share, on September 13, 2013.  The Issuer’s chairman, Greg Halpern, had beneficial ownership of the 10,000,000 shares purchased from Hong Kong Opportunities LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above, there are no contracts, arrangements, understandings or relationships among any of the reporting persons or between any of the reporting persons and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICG USA, LLC

October 2, 2013	/s/ Brian Robert Nord
Date	Brian Robert Nord, Chairman and CEO

VENTURE CHAMPION ASIA, LTD.

October 2, 2013	/s/ Brian Robert Nord
Date	Brian Robert Nord, for International
Capital Group Global, Ltd.

October 2, 2013	/s/ Brian Robert Nord
Date	Brian Robert Nord, an individual

October 2, 2013	/s/ Carrie Dawn Nord
Date	Carrie Dawn Nord, an individual

October 2, 2013	/s/ Larry Russell Jr.
Date	Larry Russell Jr., an individual